Exhibit 1


(BAXSTROM and ASSOCIATES, Inc. LETTERHEAD)

February, 01 2002

Dear Shareholders:

I am announcing to you today as my last official act as President and a Director of Baxstrom and Associates, Inc. that Mrs Deanna Olson and I have resigned as Officers and Directors, of Baxstrom and Associates, Inc., effective immediately. Prior to resigning we appointed Theodore K. Cantlon, Dr. Hongtao Zhang, Phd, Reinhard Schlect and Dr. Perry Wilson to serve as Directors of the registrant until the next annual meeting of the registrant's shareholders.

Again thank you for your support and trust.

Yours truly,

/s/ Kevin Ericksteen
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    Kevin Ericksteen